SEC
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MAR 02 2020
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SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWCOURT SECURITIES, LTD (Company)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Waring Rd
(No. and Street)

Pound Ridge	NY	10576
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M Lawrence (914) 764-1590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck and Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter M Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWCOURT SECURITIES, LTD. (Company), as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

BRIDGET ASARO LAWRENCE
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/22

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCOURT SECURITIES, LTD

(SEC I.D. No. 8-52229)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Newcourt Securities, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newcourt Securities, Ltd. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Newcourt Securities, Ltd.'s management. Our responsibility is to express an opinion on Newcourt Securities, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newcourt Securities, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Newcourt Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Newcourt Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Newcourt Securities, Ltd.'s auditor since 2017.

Bethlehem, Pennsylvania

February 27, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Newcourt Securities, LTD
Statement of Financial Condition
December, 31 2019

ASSETS	2019
Cash	$ 6,228
Clearing deposit	101,129
Total Assets	107,357
LIABILITIES AND TOTAL STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	6,188
Due to Clearing Broker	6,294
Unearned Income	1,615
Total Liabilities	14,097
Common stock	1,000
Additional paid-in capital	442,022
Accumulated Deficit	(349,762)
Total Stockholder's Equity	93,260
Total Liabilities and Stockholder's Equity	$ 107,357

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Operations
For the Year Ending December, 31 2019

	2019
Revenues:	
Expense Reimbursement	$ 16,178
Interest Income	$ 982
Placement Fees	$ 15,000
Other Income	$ 154
Total Revenues	$ 32,314
Costs and Expenses:	
Bank Service Charges	195
Clearing Expenses	26,118
Computer	2,269
Continuing Education	557
CRD Expense	2,173
Fees	134
Insurance	461
NYS Corporate Tax	25
NYS Filing Fees	9
Professional Fees	31,269
Telephone	4,168
Software License	107
Travel & Entertainment	115
Total Costs and Expenses	$ 67,600
Net Income(Loss)	$ (35,286)

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Cash Flows
For the Year Ending December, 31 2019

Cash Flows From Operating Activities:		
Net Income(Loss)	$	(35,286)
Adjustment to reconcile net income(loss) to net cash used by operating activities:		
(Increase)Decrease in Clearing Deposit		(624)
(Decrease)Increase in accounts payable and accrued expenses		1,982
(Increase)Decrease in due to Clearing Broker		5,973
	$	(27,955)
Net Cash Used By Operating Activities		
	$	(27,955)
Cash Flows From Financing Activities:		
Stockholders Capital Contribution		25,000
Net (Decrease) Increase In Cash		(2,955)
Cash at beginning of the year		9,183
Cash at end of the year	$	6,228

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

Newcourt Securities, LTD
Statement of Changes in Stockholders Equity
For the Year Ending December, 31 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2019	$ 1,000	$ 417,022	$ (314,476)	$ 103,546
Net Income(Loss)	-	-	(35,286)	(35,286)
Stockholder's Contributions	-	25,000	-	25,000
Balance, December 31, 2019	$ 1,000	$ 442,022	$ (349,762)	$ 93,260

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

NEWCOURT SECURITIES, LTD
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Newcourt Securities, Ltd (Company) was formed November 24, 1999 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and First Southwest Company (FSC), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by FSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

The Company is subject to ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized

Would not occur when the uncertainty associated with the variable consideration is resolved. The principal source of operating revenue is placement fees in the from of revenue sharing related to soliciting and obtaining suitable investors.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at HILLTOP SECURITIES INC with a cash balance of $100,000.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent asset s a n d liabilities at December 31, 2019, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $93,260 which was $88,260 in excess of the FINRA minimum capital requirement. The company's ratio of aggregate indebtedness to net capital is .15 to 1.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

6. SIPC RECONCILIATION REQUIREMENTS

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker- dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Balance Sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 27, 2020, which is the date the financial statements were available to be issued. Based upon this review, the company has determined that there were no events which took place that would have a material impact on its financial statements.

Newcourt Securities, LTD
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange
Commission December, 31 2019

		2019
Net Capital:		
Total stockholder's equity		93,260
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		-
Net capital before haircuts on securities positions		93,260
Haircuts on securities positions		-
Undue concentration		-
Net Capital	$	93,260
Aggregate Indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	14,097
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	940
Minimum net capital required	$	5,000
Excess net capital	$	88,260
Net capital less greater of 10% of total AI or 120% of min. net capital	$	87,260
Percentage of aggregate indebtedness to net capital is		15%

Reconciliation of net capital as originally reported to the above computation

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of 12/31/2019 as reported by Newcourt Securities Ltd on Form X-19A-5 Part IIA.

See notes to the Financial Statements and Report of Independent Registered Public Accounting Firm.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Newcourt Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17-5(d), in which (1) Newcourt Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Newcourt Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Newcourt Securities, Ltd. stated that Newcourt Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Newcourt Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newcourt Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 27, 2020

NEWCOURT SECURITIES, LTD.
Member FINRA/SIPC

23 Waring Road
Pound Ridge, NY 10576
(914) 764-1590
FAX (914) 764-1595

Assertions Regarding Exemption Provisions

We, as members of management of Newcourt Securities, Ltd ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the

Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

Newcourt Securities, Ltd

By: ______________________

Peter M Lawrence, President

February 28, 2020